Exhibit 99.3

27 February 2013

James Hardie Industries plc

Results for the 3rd Quarter and Nine Months Ended 31 December 2012

	Three Months and Nine Months Ended 31 December
					%	9 Months		9 Months		%
US GAAP - US$ Millions	Q3 FY13		Q3 FY12		Change	FY13		FY12		Change
Net Sales
USA and Europe Fibre Cement		$224.5		$192.8	16		$714.6		$641.3	11
Asia Pacific Fibre Cement		95.9		90.2	6		279.9		286.9	(2)

Total Net Sales		$320.4		$283.0	13		$994.5		$928.2	7
Cost of goods sold		(224.2)		(192.4)	(17)		(677.0)		(616.8)	(10)

Gross profit		96.2		90.6	6		317.5		311.4	2
Selling, general and administrative expenses		(59.7)		(48.0)	(24)		(160.6)		(142.1)	(13)
Research & development expenses		(9.9)		(7.3)	(36)		(27.8)		(21.6)	(29)
Asset impairments		(5.8)		—	—		(5.8)		—	—
Asbestos adjustments		11.7		(33.5)	—		14.5		15.2	(5)

EBIT		32.5		1.8	—		137.8		162.9	(15)
Net interest income (expense)		2.1		(1.5)	—		2.3		(3.7)	—
Other income (expense)		0.5		1.5	(67)		1.2		(0.5)	—

Operating profit before income taxes		35.1		1.8	—		141.3		158.7	(11)
Income tax expense		(3.6)		(6.6)	45		(26.3)		(35.1)	25

Net operating profit (loss)		$31.5		$(4.8)	—		$115.0		$123.6	(7)

Earnings (loss) per share - diluted (US cents)		7.2		(1.1)	—		26.2		28.2	(7)

Volume (mmsf)
USA and Europe Fibre Cement		351.1		301.0	17		1,108.7		980.6	13
Asia Pacific Fibre Cement		100.2		94.4	6		297.5		298.2	—

Average net sales price per unit (per msf)
USA and Europe Fibre Cement	US$	639	US$	641	—	US$	645	US$	654	(1)
Asia Pacific Fibre Cement	A$	922	A$	946	(3)	A$	914	A$	924	(1)

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 15. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses”, “EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses”, “Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos and asset impairments”, “Effective tax rate on earnings excluding asbestos, asset impairments and tax adjustments”, “Adjusted EBITDA”, “General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs” and “Selling, general and administrative expenses excluding New Zealand product liability expenses”). Unless otherwise stated, results and comparisons are of the 3rd quarter and the nine months of the current fiscal year versus the 3rd quarter and the nine months of the prior fiscal year.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	1

Total Net Sales

Total net sales for the quarter increased 13% compared to the prior corresponding quarter from US$283.0 million to US$320.4 million. For the nine months, total net sales increased 7% from US$928.2 million to US$994.5 million.

For the quarter, net sales were favourably impacted by higher sales volume in both the USA and Europe and Asia Pacific Fibre Cement segments, partially offset by lower average net sales prices, particularly in the Asia Pacific Fibre Cement segment.

For the nine months, revenue was favourably impacted by higher sales volume in the USA and Europe Fibre Cement segment, partially offset by lower average net sales prices in both the USA and Europe and Asia Pacific Fibre Cement segments.

USA and Europe Fibre Cement

Quarter

Net sales increased 16% from US$192.8 million to US$224.5 million due to higher sales volume. Sales volume increased 17% from 301.0 million square feet in the prior corresponding quarter to 351.1 million square feet due to increased activity in both single-family and multi-family construction relative to the prior corresponding quarter.

The average net sales price decreased slightly to US$639 per thousand square feet, compared to US$641 per thousand square feet in the prior corresponding quarter. The lower average net sales price was primarily a result of increased sales volume in price-sensitive segments of the market, including multi-family and starter homes, and an unfavourable shift in geographic mix, when compared to the prior corresponding quarter.

Nine Months

Net sales increased 11% from US$641.3 million in the prior corresponding period to US$714.6 million due to higher sales volume, partially offset by a lower average net sales price. Sales volume increased 13% from 980.6 million square feet to 1,108.7 million square feet, due to higher demand for the company’s products, reflecting increased activity in the US housing market, when compared with the prior corresponding period.

The average net sales price decreased 1% from US$654 per thousand square feet to US$645 per thousand square feet. The lower average net sales price during the nine months was consistent with the decrease during the quarter, as discussed above.

Discussion

For the quarter, USA and Europe Fibre Cement EBIT decreased from US$31.0 million in the prior corresponding quarter to US$24.6 million. For the nine months, USA and Europe Fibre Cement EBIT decreased from US$126.3 million in the prior corresponding period to US$118.9 million.

For both the quarter and the nine months, EBIT was impacted by a lower average net sales price, higher fixed manufacturing costs, an unfavourable shift in product mix, higher organisational costs to increase capability in anticipation of an improved operating environment in the US housing market and asset impairment charges at the Waxahachie and Fontana plants. These unfavourable movements were partially offset by higher sales volume and lower input costs (primarily pulp and freight) compared to the prior corresponding periods.

For the quarter, USA and Europe Fibre Cement EBIT excluding asset impairment charges decreased 2% from US$31.0 million in the prior corresponding quarter to US$30.4 million. For the nine months, USA and Europe Fibre Cement EBIT excluding asset impairment charges decreased 1% from US$126.3 million in the prior corresponding period to US$124.7 million.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	2

At US$863 per ton, the average Northern Bleached Softwood Kraft (NBSK) pulp price in the quarter was 6% lower than in the equivalent quarter of last year and, at US$872 per ton, the average NBSK pulp price in the nine months was 11% lower than the previous corresponding period.

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 128,800 in the December 2012 quarter, 29% above the December 2011 quarter. Industry data indicates gains in both single-family and multi-family production. This increase in activity in the US housing market follows consistent gains in builder confidence.

Although industry analysts suggest that increased activity in the US housing market is expected to continue relative to the prior year, the company expects an improvement in the US operating environment to occur over a protracted period, and the rate of growth may be constrained due to ongoing tight credit conditions and elevated levels of unemployment in the broader US economy.

In anticipation of a continued recovery in the US housing market, the company expects to incur capital expenditures over the next twelve months to increase production capacity.

Asia Pacific Fibre Cement

Quarter

Net sales increased 6% to US$95.9 million compared with US$90.2 million in the prior corresponding quarter. Appreciation of Asia Pacific business currencies compared to the US dollar led to a 2% increase in US dollar net sales. In Australian dollars, net sales increased 4% due to an increase in sales volume, partially offset by a decrease in the average net sales price compared to the prior corresponding quarter.

Nine Months

Net sales decreased 2% to US$279.9 million compared with US$286.9 million in the prior corresponding period. Depreciation of Asia Pacific business currencies compared to the US dollar led to a 1% decrease in US dollar net sales. In Australian dollars, net sales decreased 1% primarily due to a 1% decrease in the average net sales price and a slight reduction in sales volume.

Discussion

According to Australian Bureau of Statistics data, detached housing approvals, on an original basis, for the nine months to 31 December 2012 decreased 3% when compared with the prior corresponding period, reflecting continued weak consumer confidence. For the quarter ended 31 December 2012, detached housing approvals increased 3% when compared to the prior corresponding period.

Sales volume in the Australian business increased in the quarter when measured against the previous corresponding quarter, but decreased in the nine month period. The lower operating earnings of the Australian business relative to the prior corresponding quarter and nine months reflect a subdued and increasingly competitive operating environment.

For both the quarter and nine months, the New Zealand business’ sales volumes increased when compared to the prior corresponding periods. The business is performing well relative to market and is strongly positioned to take advantage of improving market demand.

The Philippines business continued to perform well and contributed consistent earnings for the quarter and nine months, when compared to previous corresponding periods.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	3

Gross Profit

Quarter

Gross profit for the quarter increased 6% from US$90.6 million to US$96.2 million. The gross profit margin decreased 2.0 percentage points from 32.0% to 30.0%.

USA and Europe Fibre Cement gross profit increased 8% and gross margin decreased 2.2 percentage points compared to the prior corresponding quarter. Gross margin was unfavourably impacted by 1.7 percentage points due to an increase in fixed manufacturing costs, 0.8 percentage points due to lower average net sales price and 0.8 percentage points due to an unfavourable shift in product mix, partially offset by 1.1 percentage points due to lower input costs (primarily pulp and freight).

Asia Pacific Fibre Cement gross profit increased 2% and gross margin decreased 1.3 percentage points compared to the prior corresponding quarter. Gross margin was unfavourably impacted by 2.2 percentage points due to lower average net sales price, 1.8 percentage points due to higher manufacturing costs and 0.7 percentage points due to an unfavourable shift in product mix, partially offset by 2.0 percentage points due to lower input costs (primarily pulp), 0.9 percentage points due to a favourable shift in geographic mix, 0.3 percentage points due to an increase in sales volume and 0.2 percentage points due to favourable foreign currency movements.

Nine Months

Gross profit for the nine months increased 2% to US$317.5 million, compared to US$311.4 million in the prior corresponding period. Gross profit margin decreased 1.6 percentage points from 33.5% to 31.9%.

USA and Europe Fibre Cement gross profit increased 4% and gross margin decreased 1.6 percentage points, compared to the same period last year. Gross margin was unfavourably impacted by 2.0 percentage points due to lower average net sales price, 1.1 percentage points due to an increase in fixed manufacturing costs and 0.2 percentage points due to a favourable shift in product mix, partially offset by 1.7 percentage points due to lower input costs (primarily pulp and freight).

Asia Pacific Fibre Cement gross profit decreased 7% compared to the same period last year and gross margin decreased 1.7 percentage points. Gross margin was unfavourably impacted by 2.2 percentage points due to higher manufacturing costs, 0.7 percentage points due to an unfavourable shift in product mix and 0.7 percentage points due to lower average net sales price, partially offset by 1.4 percentage points due to lower input costs (primarily pulp and freight) and 0.5 percentage points due to a favourable shift in geographic mix.

Selling, General and Administrative (SG&A) Expenses

Quarter

SG&A expenses increased 24% from US$48.0 million in the prior corresponding quarter to US$59.7 million. SG&A expenses for the quarter were adversely impacted by an increase of US$7.5 million in an accounting provision for certain legacy product liability claims in New Zealand that now have reduced access to recoveries from third parties to cover a portion of the costs incurred to resolve these claims. These legacy claims relate to buildings that were primarily constructed during calendar years 1998-2004.

SG&A expenses for the quarter were also unfavourably impacted by higher organisational costs, including employment and marketing expenses, relative to the prior corresponding quarter, to strengthen the organisation in anticipation of higher activity levels, specifically in the USA & Europe Fibre Cement segment. As a percentage of sales, SG&A expenses increased from 17.0% to 18.6% when compared to the prior corresponding quarter.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	4

As a percentage of sales, SG&A expenses excluding legacy New Zealand product liability expenses decreased from 16.9% to 16.3% when compared to the prior corresponding quarter.

SG&A expenses for the quarter included non-claims handling related operating expenses of Asbestos Injuries Compensation Fund (“AICF”) of US$0.5 million compared to US$0.9 million in the prior corresponding quarter.

Readers are referred to Note 9 of the company’s 31 December 2012 Condensed Consolidated Financial Statements, for further information on New Zealand product liability expenses.

Nine Months

SG&A expenses increased 13%, from US$142.1 million in the prior corresponding period to US$160.6 million. SG&A expenses for the nine months were adversely impacted by an increase of US$13.2 million due to movements in accounting provisions for certain legacy product liability claims in New Zealand, as discussed above. SG&A expenses for the nine months were also unfavourably impacted by funding initiatives to strengthen the organisation in anticipation of higher activity levels in the US housing industry, partially offset by lower general corporate costs (described below). SG&A expenses for the nine months were favourably impacted by a US$5.5 million foreign exchange gain and a recovery of US$2.7 million (A$2.6 million) for legal costs associated with the conclusion of RCI Pty Ltd’s (“RCI”) disputed amended tax assessment with the Australian Tax Office (“ATO”). As a percentage of sales, SG&A expenses increased 0.8 percentage points to 16.1%. As a percentage of sales, SG&A expenses excluding legacy New Zealand product liability expenses decreased from 15.2% to 14.8% when compared to the prior corresponding period.

SG&A expenses for the nine months included non-claims handling related operating expenses of AICF of US$1.2 million, compared to US$2.3 million in the prior corresponding period.

Readers are referred to Note 9 of the company’s 31 December 2012 Condensed Consolidated Financial Statements for further information on New Zealand product liability expenses.

Research and Development Expenses

Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development (“R&D”) segment rather than attributed to individual business units. These costs were 43% higher for the quarter at US$6.3 million, compared to US$4.4 million in the corresponding quarter of the prior year and 30% higher for the nine months at US$17.6 million compared to US$13.5 million in the prior corresponding period.

Other R&D costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 24% higher for the quarter at US$3.6 million compared to US$2.9 million in the prior corresponding quarter and 26% higher for the nine months at US$10.2 million, compared to US$8.1 million in the prior corresponding periods.

The increase in R&D costs during the quarter and nine months ended are a result of the company’s continued investment in core R&D projects within the USA and Europe and Asia Pacific Fibre Cement segments. In addition, R&D headcount increased as the company opened a new R&D facility in Chicago during the third quarter.

Asset Impairments

During the three and nine months ended 31 December 2012, the company recorded asset impairment charges of US$5.8 million related to redundant machinery and equipment that was no longer able to be utilised to manufacture products at the company’s Waxahachie and Fontana plants.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	5

The asset impairment charges were recorded in the USA and Europe Fibre Cement segment. The impaired assets were reduced to a net book value of nil, which was the estimated fair value based on a discounted cash flow analysis that considered, to the extent practicable, a market participant’s expectations and assumptions and the impaired assets’ highest and best use. The impaired assets are in the process of being replaced by plant and equipment with enhanced capability in order to increase production capacity in anticipation of a further recovery in the US housing market.

Asbestos Adjustments

The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (“AFFA”).

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore, the reported value of these asbestos-related assets and liabilities in the company’s Condensed Consolidated Balance Sheet in US dollars is subject to adjustment, with a corresponding effect on the company’s Condensed Consolidated Statement of Operations, depending on the closing exchange rate between the two currencies at the balance sheet date.

For the quarter ended 31 December 2012, the Australian dollar spot rate depreciated against the US dollar by 1%, compared to a 4% appreciation during the corresponding period of last year. For the nine months, the Australian dollar spot rate depreciated against the US dollar by 1%, compared to a 2% depreciation during the corresponding period of last year.

Asbestos adjustments resulting from the effect of foreign exchange movements were favourable adjustments of US$6.1 million and US$2.6 million during the quarter and nine months ended 31 December 2012, respectively. The company recognised unfavourable adjustments of US$33.5 million and favourable adjustments of US$15.2 million in the prior corresponding quarter and nine month period, respectively. Asbestos adjustments in the three and nine months ended 31 December 2012 were also favourably impacted by US$5.6 million and US$11.9 million, respectively, due to insurance recoveries that were previously deemed uncollectible. There were no such adjustments in the prior corresponding quarter and nine month period.

Claims Data

For the quarter ended 31 December 2012, and 2011, the number of new claims reported was 125 and 115, respectively. During the nine months ended 31 December 2012 and 2011, new claims of 401 and 343 were reported, respectively. Current year claims of 401 are above actuarial expectations of 378 new claims for the nine months ended 31 December 2012.

There were 132 and 99 claims settled for the quarter ended 31 December 2012 and 2011, respectively. During the nine months ended 31 December 2012 and 2011, 416 and 328 claims were settled, respectively. Current year claims settled of 416 are above actuarial expectations of 378 claims settled for the nine months ended 31 December 2012.

The average claim settlement of A$245,000 for the nine months ended 31 December 2012 was A$38,000 higher than the average claim settlement in the prior corresponding period. The increase in average claims settled is largely attributable to mesothelioma claims, which represented a larger proportion of total claims than in the prior corresponding period, and are more costly to settle. However, average claim sizes for mesothelioma were slightly below actuarial expectations for the period, with the average cost of settling other claims being slightly higher than actuarial expectations for the period.

Asbestos claims paid totalled A$30.9 million and A$98.0 million for the quarter and nine months ended 31 December 2012, respectively, compared to A$22.4 million and A$73.9 million during the same periods last year. Asbestos claims paid during the quarter of A$30.9 million were relatively consistent with the actuarial expectation of A$30.6 million. The higher than expected claims paid of A$98.0 million during the nine months was due to a higher number of claims settled, which included a higher proportion of mesothelioma settlements, compared to the prior corresponding period.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	6

All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 7 of the company’s 31 December 2012 Condensed Consolidated Financial Statements for further information on asbestos adjustments.

AICF Loan Facility

On 17 February 2012, AICF made an initial drawdown of A$29.7 million (being US$32.0 million translated at the prevailing spot exchange rate at 17 February 2012) under the secured standby loan facility and related agreements (the “Facility”) with the State of New South Wales, Australia. The initial drawing is reflected on the condensed consolidated balance sheet within Current portion of long-term debt – Asbestos at 31 March 2012.

On 2 April 2012, the company made an early contribution of US$138.7 million (A$132.3 million) to AICF, which enabled AICF to fully repay all amounts outstanding under the Facility on 3 April 2012. On 2 July 2012, the company made an additional contribution of US$45.4 million (A$45.2 million) to AICF. Total contributions for the nine months ended 31 December 2012 were US$184.1 million (A$177.5 million).

Readers are referred to Note 7 of the company’s 31 December 2012 Condensed Consolidated Financial Statements for further information on the AICF loan facility.

EBIT

EBIT for the quarter increased from US$1.8 million in the prior corresponding quarter to US$32.5 million. EBIT for the quarter included favourable asbestos adjustments of US$11.7 million, AICF SG&A expenses of US$0.5 million, asset impairments of US$5.8 million, Australian Securities and Investments Commission (“ASIC”) expenses of US$0.1 million and New Zealand product liability expenses of US$7.5 million. For the corresponding quarter of the prior year, EBIT included unfavourable asbestos adjustments of US$33.5 million, AICF SG&A expenses of US$0.9 million, ASIC expenses of US$0.3 million and New Zealand product liability expenses of US$0.3 million, as shown in the table below.

EBIT for the nine months decreased to US$137.8 million, compared to US$162.9 million in the prior corresponding period. EBIT for the nine months included favourable asbestos adjustments of US$14.5 million, AICF SG&A expenses of US$1.2 million, asset impairments of US$5.8 million, ASIC expenses of US$0.5 million and New Zealand product liability expenses of US$13.2 million. For the corresponding period of the prior year, EBIT included favourable asbestos adjustments of US$15.2 million, AICF SG&A expenses of US$2.3 million, ASIC expenses of US$1.0 million and New Zealand product liability expenses of US$1.0 million, as shown in the table below.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	7

EBIT - US$ Millions	Three Months and Nine Months Ended 31 December
				9 Months	9 Months
	Q3 FY13	Q3 FY12	% Change	FY13	FY12	% Change
USA and Europe Fibre Cement	$30.4	$31.0	(2)	$124.7	$126.3	(1)
Asia Pacific Fibre Cement	19.2	19.7	(3)	58.2	67.0	(13)
Research & Development	(6.8)	(5.0)	(36)	(19.1)	(15.2)	(26)
Asset impairments	(5.8)	—	—	(5.8)	—	—
New Zealand product liability expenses	(7.5)	(0.3)	—	(13.2)	(1.0)	—
General Corporate:
General corporate costs	(8.2)	(9.2)	11	(20.3)	(27.1)	25
Asbestos adjustments	11.7	(33.5)	—	14.5	15.2	(5)
AICF SG&A expenses	(0.5)	(0.9)	44	(1.2)	(2.3)	48

EBIT	32.5	1.8	—	137.8	162.9	(15)

Excluding:

Asbestos:
Asbestos adjustments	(11.7)	33.5	—	(14.5)	(15.2)	5
AICF SG&A expenses	0.5	0.9	(44)	1.2	2.3	(48)
Asset impairments	5.8	—	—	5.8	—	—
ASIC expenses	0.1	0.3	(67)	0.5	1.0	(50)
New Zealand product liability expenses	7.5	0.3	—	13.2	1.0	—

EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses	$34.7	$36.8	(6)	$144.0	$152.0	(5)

Net sales	$320.4	$283.0	13	$994.5	$928.2	7

EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses	10.8%	13.0%		14.5%	16.4%

USA and Europe Fibre Cement EBIT

USA and Europe Fibre Cement EBIT excluding asset impairment charges for the quarter decreased 2% from US$31.0 million of the prior corresponding quarter to US$30.4 million.

For the nine months, USA and Europe Fibre Cement EBIT excluding asset impairment charges decreased 1% from US$126.3 million of the prior corresponding period to US$124.7 million.

The decrease in EBIT for the quarter and nine months was primarily driven by lower average net sales price, an unfavourable shift in product mix, higher fixed manufacturing costs, higher organisational costs in anticipation of higher activity levels and asset impairment charges, as discussed above. These decreases were partially offset by increased sales volume and lower input costs (primarily pulp and freight).

For the quarter, the EBIT margin excluding asset impairment charges was 2.6 percentage points lower at 13.5%. For the nine months, the EBIT margin excluding asset impairment charges was 2.2 percentage points lower at 17.5%.

Asia Pacific Fibre Cement EBIT

Asia Pacific Fibre Cement EBIT excluding New Zealand product liability expenses for the quarter decreased 3% from US$19.7 million to US$19.2 million compared to the corresponding quarter of the prior year. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter decreased 5%, due to a lower average net sales price and higher fixed manufacturing costs, partially offset by an increase in sales volume and lower input costs (primarily pulp). The Asia Pacific Fibre Cement EBIT margin excluding New Zealand product liability expenses was 1.8 percentage points lower at 20.0%.

For the nine months, Asia Pacific Fibre Cement EBIT excluding New Zealand product liability expenses decreased 13% from US$67.0 million to US$58.2 million, of which 2% was attributable to the depreciation of Asia Pacific business’ currencies compared to the US dollar.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	8

In Australian dollars, Asia Pacific Fibre Cement EBIT decreased 11% compared to the prior corresponding period, due to higher fixed manufacturing costs and an unfavourable shift in product mix, partially offset by lower input costs (primarily pulp and freight). The EBIT margin excluding New Zealand product liability expenses was 2.6 percentage points lower at 20.8%.

General Corporate Costs

General corporate costs for the quarter decreased to US$8.2 million, compared to US$9.2 million in the prior corresponding quarter. General corporate costs for the quarter included ASIC expenses of US$0.1 million. Excluding ASIC expenses, general corporate costs decreased to US$8.1 million from US$8.9 million in the prior corresponding quarter.

For the nine months, general corporate costs decreased to US$20.3 million, compared to US$27.1 million in the prior corresponding period. General corporate costs for the nine months included ASIC expenses of US$0.5 million and were favourably impacted by a recovery of legal costs of US$2.7 million and a foreign exchange gain of US$5.5 million following the conclusion of RCI’s disputed amended tax assessment with the ATO. Excluding ASIC expenses, the recovery of legal costs and foreign exchange gain, general corporate costs for the nine months increased from US$26.1 million to US$28.0 million.

Net Interest Income (Expense)

Net interest income (expense) moved from net interest expense of US$1.5 million in the prior corresponding quarter to net interest income of US$2.1 million in the third quarter. Net interest expense for the quarter included AICF interest income of US$3.4 million and other interest income of US$0.1 million, partially offset by interest and borrowing costs relating to the company’s external credit facilities of US$0.9 million and a realised loss of US$0.5 million on interest rate swaps. Net interest expense for the quarter ended 31 December 2011 included interest and borrowing costs relating to the company’s external credit facilities of US$0.9 million and a realised loss of US$1.4 million on interest rate swaps, partially offset by AICF interest income of US$0.8 million.

For the nine months, net interest income moved from an expense of US$3.7 million in the prior corresponding period to net interest income of US$2.3 million. Net interest income for the nine months included AICF interest income of US$5.6 million and other interest income of US$0.7 million, partially offset by interest and borrowing costs relating to the company’s external credit facilities of US$2.5 million and a realised loss of US$1.5 million on interest rate swaps. Net interest expense for the nine months ended 31 December 2011 included interest and borrowing costs relating to the company’s external credit facilities of US$2.9 million and a realised loss of US$3.2 million on interest rate swaps, partially offset by AICF interest income of US$2.2 million and other interest income of US$0.2 million.

Other Income (Expense)

Other income which relates solely to changes in the fair value of interest rate swap contracts, decreased to US$0.5 million compared to US$1.5 million in the corresponding quarter of the prior year.

For the nine months, other income (expense) moved from an expense of US$0.5 million in the prior corresponding period to income of US$1.2 million in the current year. This change is due solely to decreases in the fair value of interest rate swap contracts which were favourably impacted by an increase in medium-term US dollar interest rates in the nine months.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	9

Income Tax

Income Tax Expense

Income tax expense for the quarter decreased from US$6.6 million to US$3.6 million and from US$35.1 million to US$26.3 million for the nine months, as further explained below.

The company’s U.S. GAAP effective tax rate on earnings for the quarter and nine months is not meaningful, as it was impacted by favourable asbestos adjustments of US$11.7 million and US$14.5 million, respectively, compared to unfavourable asbestos adjustments and favourable asbestos adjustments of US$33.5 million and US$15.2 million in the prior corresponding quarter and nine month period, respectively. The US GAAP effective tax rate for the quarter and nine months was also impacted by asset impairment charges of US$5.8 million, compared to nil in the prior corresponding quarter and nine month period.

The company’s effective tax rate on earnings excluding asbestos, asset impairments and tax adjustments was 19.4% for the quarter, compared to 22.6% for the prior corresponding quarter, and 22.5% for the nine months, compared to 25.3% for the prior corresponding period. The decrease in the effective tax rate on earnings excluding asbestos, asset impairments and tax adjustments relative to the prior corresponding quarter and nine months is due to a lower proportion of taxable earnings in jurisdictions with higher statutory income tax rates. The company’s geographic mix of earnings and expenses during the quarter was also favourably affected by fluctuations in foreign currency exchange rates of the US dollar to currencies of relevant local jurisdictions. During the nine months, the company’s geographic mix of earnings and expenses was unfavourably affected by the weaker US dollar compared to currencies of relevant local jurisdictions.

Tax Adjustments

The company recorded net favourable tax adjustments of US$4.0 million and US$7.6 million for the quarter and nine months, respectively, compared to net favourable tax adjustments of US$1.3 million and US$1.1 million for the quarter and nine months of the prior year.

Tax adjustments for the current and corresponding quarter and nine months consist of adjustments in the value of provisions for uncertain tax positions and net tax benefits that the company anticipates will eventually become unavailable. Tax adjustments for the quarter and nine months were also impacted by asset impairment charges, as discussed above.

Net Operating Profit (Loss)

Net operating profit for the quarter was US$31.5 million, compared to a loss of US$4.8 million for the corresponding quarter of the prior year. Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments increased from US$28.0 million to US$28.8 million, as shown in the table below.

For the nine months, net operating profit was US$115.0 million, compared to US$123.6 million for the corresponding period of the prior year. Net operating profit reflects, on a pre-tax basis, a US$5.5 million foreign exchange gain and a US$2.7 million legal cost recovery from the ATO, as discussed above. Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments increased to US$113.1 million from US$109.3 million in the prior corresponding nine months, as shown in the table below.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	10

Net Operating Profit - US$ millions	Three Months and Nine Months Ended 31 December
	Q3 FY13	Q3 FY12	% Change	9 Months FY13	9 Months FY12	% Change
Net operating profit (loss)	$31.5	$(4.8)	—	$115.0	$123.6	(7)

Excluding:

Asbestos:
Asbestos adjustments	(11.7)	33.5	—	(14.5)	(15.2)	5
AICF SG&A expenses	0.5	0.9	(44)	1.2	2.3	(48)
AICF interest income	(3.4)	(0.8)	—	(5.6)	(2.2)	—
Tax expense (benefit) related to asbestos adjustments	2.5	(0.1)	—	5.1	(0.1)	—
Asset impairments	5.8	—	—	5.8	—	—

ASIC expenses	0.1	0.3	(67)	0.5	1.0	(50)
New Zealand product liability expenses	7.5	0.3	—	13.2	1.0	—

Tax adjustments	(4.0)	(1.3)	—	(7.6)	(1.1)	—

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments	$28.8	$28.0	3	$113.1	$109.3	3

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments (US cents)	6.5	6.4	2	25.8	24.9	4

Cash Flow

Net operating cash flow decreased from US$109.2 million in the corresponding period of the prior year to US$83.3 million for the nine months. The movement in net operating cash flow was primarily driven by the company’s contribution to AICF of US$45.4 million (A$45.2 million) in July 2012. Additionally, during the nine months, the company made a tax payment of US$81.3 million in respect of FY2012 which arose from the conclusion of RCI’s disputed amended tax assessment with the ATO. Net operating cash flow in the corresponding period of the prior year included the company’s contribution to AICF of US$51.5 million (A$48.9 million), a tax refund of US$12.3 million and a payment of withholding taxes of US$35.5 million, arising from the company’s corporate structure simplification as announced on 17 May 2011, of which US$32.6 million was recognised as an expense in the final quarter of financial year 2011.

Net capital expenditure for the purchase of property, plant and equipment in the nine months increased to US$41.3 million, from US$25.2 million in the same period of the prior year. The current year increase in capital expenditures is largely a result of facility upgrades and expansions as the company is anticipating a continued recovery in the US housing market.

Dividends paid during the nine months increased to US$166.4 million, reflecting a payment of US38.0 cents per security, compared to nil in the prior corresponding period.

Dividend and Future Shareholder Returns

As announced on 21 May 2012, the company paid a dividend to shareholders of US38.0 cents per security (“FY2012 second half dividend”) on 23 July 2012. The total amount of the FY2012 second half dividend was US$166.4 million, compared to nil in the prior corresponding period.

As announced on 15 November 2012, the company paid a dividend to shareholders of US5.0 cents per security on 25 January 2013 (“FY2013 first half dividend”). The total amount of the FY2013 first half dividend was US$22.1 million. During the prior corresponding period, the company paid a dividend (“FY2012 first half dividend”) to shareholders of US$17.4 million, reflecting a payment of US4.0 cents per security.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	11

As also announced on 15 November 2012, the company expects to be in a position to make further distributions to shareholders in the near term as follows:

(1)	subject to share price levels, the company intends to distribute approximately US$150 million to shareholders under its existing share buyback program, which expires in May 2013;

(2)

for dividends payable in respect of financial year 2014 onwards, the company intends to increase its dividend payout ratio from 20% to 30% of net operating profit (excluding asbestos adjustments) to 30% to 50% of net operating profit (excluding asbestos adjustments); and

(3)

if and to the extent that the company does not undertake share buybacks between today and the announcement of FY 2013 results in May 2013, the company will consider an increase of its dividend payout ratio for financial year 2013. In this event, the dividend in respect of the second half of financial year 2013 is anticipated to be approximately US35.0 cents per security, subject to:

•	an assessment of the current and expected industry conditions in the group’s major markets of the US and Australia;

•	an assessment of the group’s capital requirements, especially for funding of expansion and growth initiatives;

•	global economic conditions and outlook; and

•	total net operating profit (excluding asbestos adjustments) for financial year 2013.

Liquidity and Capital Resources

Excluding the AICF loan facility (which James Hardie is not a party to, guarantor of or security provider for), the company’s net cash position decreased from US$265.4 million at 31 March 2012 to US$159.5 million at 31 December 2012. During the nine months, the company’s net cash position was impacted by a dividend payment of US$166.4 million, a contribution to AICF of US$45.4 million (A$45.2 million) and a tax payment of US$81.3 million on interest received from the ATO in the fourth quarter of the prior financial year.

On 25 January 2013, the company paid a dividend to shareholders of US5.0 cents per security. The total amount of the FY2013 first half dividend was US$22.1 million.

At 31 December 2012, the company had credit facilities totalling US$280.0 million, of which none were drawn. The credit facilities are all uncollateralised and consist of the following:

	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn
(US$ millions)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	50.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2013	—	180.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	50.0	—

Total		$ 280.0	$—

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	12

The company draws on and repays amounts available under its term facilities throughout the financial year. During the nine months, the company drew down US$50.0 million and repaid US$50.0 million of its term facilities. The weighted average remaining term of the total credit facilities at 31 December 2012 was 0.4 years.

During the nine months ended 31 December 2012, the maturity date for US$50.0 million of the company’s term facilities was extended from 30 September 2012 to 31 March 2013 and US$130.0 million of the company’s term facilities was extended from 21 December 2012 to 31 March 2013.

The company intends to refinance its existing credit facilities during the fourth quarter of financial year 2013. If the company is unable to refinance or extend its existing credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and may have to reduce its levels of planned capital expenditures, suspend share buy-back activities or dividend payments, or take other measures to conserve cash in order to meet its future cash flow requirements.

The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.

The company expects to expand production capacity in anticipation of an improving operating environment and announced today that it expects to incur capital expenditures to increase production capacity at its Fontana plant. In addition, the company is assessing its existing production capacity in Australia and anticipates additional capital expenditures to address production capacity needs in the medium term. The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next twelve months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from existing cash balances, unutilised committed credit facilities and anticipated future net operating cash flow.

Asbestos Compensation

On 2 April 2012, the company made an advance payment of US$138.7 million (A$132.3 million) to AICF, approximately three months earlier than this amount would ordinarily be contributed. This early contribution was made in accordance with arrangements agreed with the NSW Government and AICF and represents 35% of amounts received from the ATO by RCI, a wholly-owned subsidiary of the company. The company made a further contribution of approximately US$45.4 million (A$45.2 million) to AICF on 2 July 2012. Total contributions of US$184.1 million (A$177.5 million) in fiscal year 2013 represented 35% of the company’s free cash flow for financial year 2012, as defined by the AFFA.

From the time AICF was established in February 2007 through December 2012, the company has contributed A$599.2 million to the fund.

END

Media/Analyst Enquiries:

Sean O’ Sullivan

Vice President Investor and Media Relations

Telephone:	+61 2 8274 5246

Email:	media@jameshardie.com.au

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	13

This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements.

These documents, along with an audio webcast of the Management Presentation of 27 February 2013, are available from the Investor Relations area of the company’s website at www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2012 with the SEC on 2 July 2012.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited consolidated financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	14

Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Financial Measures – US GAAP equivalents

EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales.

Operating profit before income taxes– is equivalent to the US GAAP measure of income before income taxes.

Net operating profit – is equivalent to the US GAAP measure of net income.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on Capital Employed – EBIT divided by gross capital employed.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	15

Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses – EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2013	FY 2012	FY 2013	FY 2012
EBIT	$32.5	$1.8	$137.8	$162.9

Asbestos:
Asbestos adjustments	(11.7)	33.5	(14.5)	(15.2)
AICF SG&A expenses	0.5	0.9	1.2	2.3
Asset impairments	5.8	—	5.8	—
ASIC expenses	0.1	0.3	0.5	1.0
New Zealand product liability expenses	7.5	0.3	13.2	1.0

EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses	34.7	36.8	144.0	152.0

Net sales	$320.4	$283.0	$994.5	$928.2
EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses	10.8%	13.0%	14.5%	16.4%

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments – Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2013	FY 2012	FY 2013	FY 2012
Net operating profit (loss)	$31.5	$(4.8)	$115.0	$123.6

Asbestos:
Asbestos adjustments	(11.7)	33.5	(14.5)	(15.2)
AICF SG&A expenses	0.5	0.9	1.2	2.3
AICF interest income	(3.4)	(0.8)	(5.6)	(2.2)
Tax expense (benefit) related to asbestos	2.5	(0.1)	5.1	(0.1)

Asset impairments	5.8	—	5.8	—

ASIC expenses	0.1	0.3	0.5	1.0

New Zealand product liability expenses	7.5	0.3	13.2	1.0

Tax adjustments	(4.0)	(1.3)	(7.6)	(1.1)

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments	$28.8	$28.0	$113.1	$109.3

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	16

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2013	FY 2012	FY 2013	FY 2012
Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments	$28.8	$28.0	$113.1	$109.3
Weighted average common shares outstanding - Diluted (millions)	440.3	435.0	439.0	438.4

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments (US cents)	6.5	6.4	25.8	24.9

Effective tax rate on earnings excluding asbestos, asset impairments and tax adjustments – Effective tax rate on earnings excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2013	FY 2012	FY 2013	FY 2012
Operating profit before income taxes	$35.1	$1.8	$141.3	$158.7

Asbestos:
Asbestos adjustments	(11.7)	33.5	(14.5)	(15.2)
AICF SG&A expenses	0.5	0.9	1.2	2.3
AICF interest income	(3.4)	(0.8)	(5.6)	(2.2)
Asset impairments	5.8	—	5.8	—

Operating profit before income taxes excluding asbestos and asset impairments	$26.3	$35.4	$128.2	$143.6

Income tax expense	(3.6)	(6.6)	(26.3)	(35.1)

Asbestos:
Tax expense (benefit) related to asbestos adjustments	2.5	(0.1)	5.1	(0.1)
Tax adjustments	(4.0)	(1.3)	(7.6)	(1.1)

Income tax expense excluding tax adjustments	(5.1)	(8.0)	(28.8)	(36.3)

Effective tax rate	10.3%	366.7%	18.6%	22.1%

Effective tax rate on earnings excluding asbestos, asset impairments and tax adjustments	19.4%	22.6%	22.5%	25.3%

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	17

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2013	FY 2012	FY 2013	FY 2012
EBIT	$32.5	$1.8	$137.8	$162.9
Depreciation and amortisation	17.3	17.0	48.0	47.8

Adjusted EBITDA	$49.8	$18.8	$185.8	$210.7

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs – General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2013	FY 2012	FY 2013	FY 2012
General corporate costs	$8.2	$9.2	$20.3	$27.1

Excluding:
ASIC expenses	(0.1)	(0.3)	(0.5)	(1.0)
Intercompany foreign exchange gain	—	—	5.5	—
Recovery of RCI legal costs	—	—	2.7	—

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs	$8.1	$8.9	$28.0	$26.1

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	18

Selling, general and administrative expenses excluding New Zealand product liability expenses – Selling, general and administrative expenses excluding New Zealand product liability expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2013	FY 2012	FY 2013	FY 2012
Selling, general and administrative expenses	$59.7	$48.0	$160.6	$142.1
Excluding:
New Zealand product liability expenses	(7.5)	(0.3)	(13.2)	(1.0)

Selling, general and administrative expenses excluding New Zealand product liability expenses	$52.2	$47.7	$147.4	$141.1

Net Sales	$320.4	$283.0	$994.5	$928.2

Selling, general and administrative expenses as a percentage of sales	18.6%	17.0%	16.1%	15.3%

Selling, general and administrative expenses excluding New Zealand product liability expenses as a percentage of net sales	16.3%	16.9%	14.8%	15.2%

Supplemental Financial Information

James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net AFFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.

As set forth in Note 7 of the 31 December 2012 Condensed Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims, experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.

The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These tables are included to show the impact of the AFFA liability on the company’s balance sheet, statement of operations and cash flows for the period. The company cautions that these non-GAAP measures should only be viewed as a supplement to the reported GAAP financial statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure. To avoid any confusion, the sum of the supplemental Total Fibre Cement and Asbestos measures for each income statement line item equal the income statement line item as disclosed in the consolidated financial statements.

The following tables should be read in conjunction with JHI plc’s financial statements and related notes contained in the company’s 31 December 2012 Condensed Consolidated Financial Statements and the reader should be cautious to avoid relying on the supplementary information as it is not intended to take undue precedence over the reported GAAP financial statements.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	19

James Hardie Industries plc

Consolidated Balance Sheet

31 December 2012

(unaudited)

	Total Fibre Cement
	Operations-excluding
	Asbestos	Asbestos	As Reported
US$ Millions	Compensation	Compensation	(US GAAP)
ASSETS
Current assets
Cash and cash equivalents	$628.0	$(468.5)	$159.5
Restricted cash and cash equivalents	2.4	—	2.4
Restricted cash and cash equivalents - Asbestos	—	150.0	150.0
Restricted short-term investments - Asbestos	—	7.0	7.0
Accounts and other receivables, net of allowance for doubtful accounts of $2.1 million	110.5	0.2	110.7
Inventories	180.9	—	180.9
Prepaid expenses and other current assets	20.4	0.1	20.5
Insurance receivable - Asbestos	—	15.2	15.2
Workers’ compensation - Asbestos	—	0.4	0.4
Deferred income taxes	17.8	—	17.8
Deferred income taxes - Asbestos	—	20.4	20.4

Total current assets	960.0	(275.2)	684.8
Restricted cash and cash equivalents	2.6	—	2.6
Property, plant and equipment, net	652.6	2.1	654.7
Insurance receivable - Asbestos	—	189.6	189.6
Workers’ compensation - Asbestos	—	83.2	83.2
Deferred income taxes	19.1	—	19.1
Deferred income taxes - Asbestos	—	398.8	398.8
Other assets	33.9	—	33.9

Total assets	$1,668.2	$398.5	$2,066.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$86.5	$1.6	$88.1
Dividends payable	22.1	—	22.1
Accrued payroll and employee benefits	38.1	0.2	38.3
Accrued product warranties	6.1	—	6.1
Income taxes payable	25.8	(19.4)	6.4
Asbestos liability	—	125.1	125.1
Workers’ compensation - Asbestos	—	0.4	0.4
Other liabilities	31.1	—	31.1

Total current liabilities	209.7	107.9	317.6
Deferred income taxes	97.4	—	97.4
Accrued product warranties	20.8	—	20.8
Asbestos liability	—	1,431.0	1,431.0
Workers’ compensation - Asbestos	—	83.2	83.2
Other liabilities	35.4	2.1	37.5

Total liabilities	363.3	1,624.2	1,987.5

Commitments and contingencies
Shareholders’ equity (deficit)
Common stock	226.8	—	226.8
Additional paid-in capital	91.7	—	91.7
Retained earnings (accumulated deficit)	936.7	(1,224.8)	(288.1)
Accumulated other comprehensive income (loss)	49.7	(0.9)	48.8

Total shareholders’ equity (deficit)	1,304.9	(1,225.7)	79.2

Total liabilities and shareholders’ equity (deficit)	$1,668.2	$398.5	$2,066.7

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	20

James Hardie Industries plc

Consolidated Statement of Operations

For the nine months ended 31 December 2012

(unaudited)

US$ Millions	Total Fibre Cement Operations- excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)
Net Sales	$994.5	$—	$994.5
Cost of goods sold	(677.0)	—	(677.0)

Gross profit	317.5	—	317.5
Selling, general and administrative expenses	(159.4)	(1.2)	(160.6)
Research and development expenses	(27.8)	—	(27.8)
Asset impairments	(5.8)	—	(5.8)
Asbestos adjustments	—	14.5	14.5

EBIT	124.5	13.3	137.8
Net Interest (expense) income	(3.3)	5.6	2.3
Other income	1.2	—	1.2

Operating profit before income taxes	122.4	18.9	141.3
Income tax expense	(21.2)	(5.1)	(26.3)

Net operating profit	$101.2	$13.8	$115.0

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	21

James Hardie Industries plc

Consolidated Statement of Cash Flows

For the nine months ended 31 December 2012

(unaudited)

US$ Millions	Total Fibre Cement Operations- excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)
Cash Flows from Operating Activities

Net income	101.2	13.8	$115.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	48.0	—	48.0
Deferred income taxes	(11.9)	5.1	(6.8)
Stock-based compensation	5.2	—	5.2
Asbestos adjustments	—	(14.5)	(14.5)
Asset impairments	5.8	—	5.8
Tax benefit from stock options exercised	(0.9)	—	(0.9)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	138.9	61.7	200.6
Payment to the AICF	—	(184.1)	(184.1)
Accounts and other receivables	26.8	0.5	27.3
Inventories	8.2	—	8.2
Prepaid expenses and other assets	3.9	0.4	4.3
Insurance receivable - Asbestos	—	35.1	35.1
Accounts payable and accrued liabilities	(60.3)	0.9	(59.4)
Asbestos liability	—	(102.6)	(102.6)
Other accrued liabilities	2.5	(0.4)	2.1

Net cash provided by (used in) operating activities	$267.4	$(184.1)	$83.3

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(41.8)		(41.8)
Proceeds from sale of property, plant and equipment	0.5	—	0.5

Net cash used in investing activities	$(41.3)	$—	$(41.3)

Cash Flows from Financing Activities
Proceeds from long-term borrowings	50.0	—	50.0
Repayments of long-term borrowings	(50.0)	—	(50.0)
Proceeds from issuance of shares	20.8	—	20.8
Tax benefit from stock options exercised	0.9	—	0.9
Dividends paid	(166.4)	—	(166.4)

Net cash used in financing activities	$(144.7)	$—	$(144.7)

Effect of exchange rate changes on cash	(3.2)	—	(3.2)

Net increase (decrease) in cash and cash equivalents	78.2	(184.1)	(105.9)
Cash and cash equivalents at beginning of period	265.4	—	265.4

Cash and cash equivalents at end of period	$343.6	$(184.1)	$159.5

Components of Cash and Cash Equivalents
Cash at bank and on hand	334.4	(184.1)	150.3
Short-term deposits	9.2	—	9.2

Cash and cash equivalents at end of period	$343.6	$(184.1)	$159.5

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	22

Forward-Looking Statements

This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;

•

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

Management’s Analysis of Results: James Hardie – 3rd Quarter and Nine Months FY13	23